UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 4, 2019

SUNCOKE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35243	90-0640593
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1011 Warrenville Road, Suite 600 Lisle, Illinois		60532
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (630) 824-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On February 4, 2019, SunCoke Energy, Inc. (“SXC”) and its wholly owned subsidiary SC Energy Acquisition LLC (“Merger Sub”, and together with SXC, the “Parent Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SunCoke Energy Partners, L.P. (“SXCP”) and its general partner SunCoke Energy Partners GP LLC (“SXCP General Partner” and, together with SXCP, the “SXCP Parties”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into SXCP, with SXCP being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in SXCP (the “SXCP Common Units”) that is held by a unitholder other than SXC and any entities that are partially or wholly owned and controlled, directly or indirectly, by SXC, including Merger Sub, Sun Coal & Coke LLC (“SC&C”) and SXCP (such units, the “SXCP Public Units”), will be converted into the right to receive (x) 1.40 shares of validly issued, fully paid and non-assessable SXC common stock, par value $0.01 per share (the “Parent Common Stock”) and (y) a fraction of a share of Parent Common Stock equal to the product of (aa) the number of days beginning with the first day of the most recent full calendar quarter with respect to which an SXCP unitholder distribution record date has not occurred (or, if there is no such full calendar quarter, then beginning with the first day of the partial calendar quarter in which the Closing (as defined in the Merger Agreement) occurs), and ending on the day immediately prior to the Closing, multiplied by (bb) a daily distribution rate that is equal to the quotient of the most recent regular quarterly cash distribution paid by SXCP divided by 90, such product divided by $10.91. All SXCP Common Units, other than the SXCP Public Units, will remain outstanding following the Merger.

The Board of Directors of SXC (the “Parent Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Parent Common Stock in connection with the Merger (the “Parent Stock Issuance”), are in the best interests of SXC and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Parent Stock Issuance, and (iii) resolved to submit the Parent Stock Issuance to a vote of SXC’s stockholders and recommend approval of the Parent Stock Issuance at a special meeting of SXC stockholders (the “Parent Stockholder Meeting”).

The conflicts committee of the board of directors of SXCP General Partner (the “SXCP Board”) (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interest of SXCP, including the holders of SXCP Public Units, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting SXCP Special Approval under the First Amended and Restated Agreement of Limited Partnership of SXCP dated as of January 24, 2013 (as amended, the “SXCP Partnership Agreement”)), and (c) recommended that the SXCP Board approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. Based upon such approval, the SXCP Board (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interest of SXCP, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (c) directed that the Merger Agreement be submitted to a vote of holders of SXCP Common Units and authorized the holders of SXCP Common Units to act by written consent pursuant to Section 13.11 of the SXCP Partnership Agreement.

Completion of the Merger is conditioned upon, among other things: (i) the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, by holders of at least a majority of the outstanding SXCP Common Units; (ii) the absence of legal injunctions prohibiting the transactions contemplated by the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) with respect to the Parent Stock Issuance; (iv) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the Parent Common Stock to be issued in the Merger; (v) the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholder Meeting or any adjournment or postponement thereof to approve the Parent Stock Issuance; (vi) the receipt of all governmental consents and approvals, the absence of which would, individually or in the aggregate, have a material adverse effect on either SXC or SXCP; and (vii) the clearing of the prospectus/consent statement/proxy statement by the Securities and Exchange Commission (“SEC”) and the mailing of such to holders of Parent Common Stock and SXCP Common Units.

The Merger Agreement also contains (i) customary representations and warranties of the Parent Parties and the SXCP Parties, and (ii) covenants of the Parent Parties and the SXCP Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

The Merger Agreement also provides that prior to, but not after, the approval by the SXC stockholders of the Parent Stock Issuance, the Parent Board may, (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to SXCP, its recommendation that the SXC stockholders approve the Parent Stock Issuance or (ii) fail to include such recommendation in the prospectus/consent statement/proxy statement, in each case, if the Parent Board determines in good faith (after consultation with SXC’s financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to stockholders under applicable law, subject to complying with certain notice and other specified conditions, including giving SXCP the opportunity to make adjustments to the terms of the Merger Agreement during a notice period and the payment of a termination fee in connection with a termination of the Merger Agreement.

The Merger Agreement contains provisions granting both SXC and SXCP the right to terminate the Merger Agreement for certain reasons, including, among others, if: (i) the Merger is not completed on or before September 30, 2019 (the “Termination Date”); (ii) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger; (iii) the Parent Stockholder Meeting shall have concluded and the Parent Stock Issuance shall not have been approved; or (iv) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured prior to the Termination Date. The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, SXC may be required to either (1) pay SXCP a termination fee of $6 million and/or (2) reimburse SXCP for its transaction expenses.

On February 4, 2019, concurrently with the execution of the Merger Agreement, SXCP and SC&C entered into a support agreement (the “Support Agreement”), pursuant to which, subject to the terms and conditions therein, SC&C has agreed to deliver a written consent (the “Written Consent”), covering all of the SXCP Common Units beneficially owned by it (the “Covered Units”), approving the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. The Written Consent will be delivered within two business days after the Registration Statement becomes effective under the Securities Act of 1933, as amended (the “Securities Act”). As of February 4, 2019, SC&C owned 28,499,899 SXCP Common Units, representing approximately 61.7% of the total SXCP Common Units then issued and outstanding. The delivery of the Written Consent by SC&C with respect to the SXCP Common Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger with respect to SXCP unitholders.

The Support Agreement also generally prohibits SC&C from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the time the Merger becomes effective, the termination of the Merger Agreement and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing description of the Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Support Agreement, copies of which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and the terms of which are incorporated herein by reference. Each of the Merger Agreement and the Support Agreement is incorporated herein by reference to provide investors and security holders with information regarding their terms. The Merger Agreement and the Support Agreement are not intended to provide any other factual or financial information about SXC, SXCP, the other parties to the Merger Agreement and the Support Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in each of the Merger Agreement and the Support Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement and the Support Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement and the Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of SXC, SXCP, the other parties to the Merger Agreement and the Support Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in public disclosures by SXC and SXCP. The Merger Agreement and the Support Agreement should not be read alone, but should be read in conjunction with the other information regarding SXC, SXCP and the Merger that will be contained in, or incorporated by reference into, the prospectus/consent statement/proxy statement that SXC and SXCP will be filing in connection with the Merger, as well as in the other filings that each of SXC and SXCP make with the SEC.

IMPORTANT NOTICE TO INVESTORS

This communication includes important information about an agreement for the acquisition by SXC of all publicly held common units of SXCP. SXC expects to file a registration statement on Form S-4 with the SEC containing a prospectus/consent statement/proxy statement of SXC and SXCP. SXC and SXCP security holders are urged to read the prospectus/consent statement/proxy statement and other documents filed with the SEC regarding the proposed transaction carefully and in their entirety when they become available because they will contain important information. Investors will be able to obtain a free copy of the prospectus/consent statement/proxy statement, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the prospectus/consent statement/proxy statement and the filings with the SEC that will be incorporated by reference in the prospectus/consent statement/proxy statement can also be obtained, without charge, by directing a request either to SXC, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations or to SXCP, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations.

The respective directors and executive officers of SXC and SXCP may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in respect of the proposed transaction. Information about SXC’s directors and executive officers is available in SXC’s annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 15, 2018. Information about SXCP’s directors and executive officers is available in SXCP’s annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on February 15, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/consent statement/proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to SXC and SXCP and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither SXC nor SXCP assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

Item 2.02.	Results of Operations and Financial Condition.

On February 5, 2019, SXC issued a press release announcing its financial results for the fourth quarter and full-year of 2018. A copy of this press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

As noted above, on February 5, 2019, SXC issued a press release announcing its financial results for the fourth quarter and full-year of

2018. Additional information concerning SXC’s financial results for the fourth quarter and full-year of 2018 will be presented in a slide presentation to investors during a previously announced teleconference on February 5, 2019. A copy of the slide presentation is attached as Exhibit 99.2 and is incorporated herein by reference.

On February 5, 2019, SXC and SXCP issued a joint press release announcing, among other things, the entry into the Merger Agreement. A copy of this press release is attached as Exhibit 99.3 and is incorporated herein by reference.

The information in this report being furnished pursuant to Items 2.02, 7.01 and 9.01 of Form 8-K, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Safe Harbor Statement

Statements contained in the exhibit to this report that state SXC’s or management’s expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act and the Exchange Act. SXC’s actual results could differ materially from those projected in such forward-looking statements. Factors that could affect those results include those mentioned in the documents that SXC has filed with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of February 4, 2019, by and among SunCoke Energy, Inc., SC Energy Acquisition LLC, SunCoke Energy Partners, L.P., and SunCoke Energy Partners GP LLC.

10.1	Support Agreement, dated as of February 4, 2019, by and between SunCoke Energy Partners, L.P., and Sun Coal & Coke LLC.

99.1	SunCoke Energy, Inc. Press Release, announcing earnings (February 5, 2019).

99.2	SunCoke Energy, Inc. Slide Presentation regarding earnings (February 5, 2019).

99.3	SunCoke Energy, Inc. and SunCoke Energy Partners, L.P. Press Release, announcing the execution of the Merger Agreement (February 5, 2019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNCOKE ENERGY, INC.

By:	/s/ Fay West
Fay West
Senior Vice President and Chief Financial Officer

Date: February 5, 2019